UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

Date of Report: October 5, 2021

Commission File Number: 001-36891

Cellectis S.A.

(Exact Name of registrant as specified in its charter)

8, rue de la Croix Jarry

75013 Paris, France

+33 1 81 69 16 00

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This report on Form 6-K, excluding Exhibit 99.1, shall be deemed to be incorporated by reference in the registration statements of Cellectis S.A. on Form F-3 (No. 333-238881) and Form S-8 (Nos. 333-204205, 333-214884, 333-222482 and 333-227717), to the extent not superseded by documents or reports subsequently filed.

Calyxt announces strategic initiative

On October 5, 2021, Calyxt, Inc. (“Calyxt”), a plant-based synthetic biotechnology company and a majority-owned subsidiary of Cellectis S.A. (“Cellectis”), announced the launch of a strategic initiative that will focus Calyxt on engineering synthetic biology solutions for a diversified base of customers across an expanded group of end markets including the nutraceutical, cosmeceutical, pharmaceutical, advanced materials, and chemical industries.

Central to the strategy is the integration of Calyxt’s proprietary technology platform, PlantSpring, with its newly commissioned pilot bioreactor, the BioFactory, which together will enable Calyxt to rapidly prototype and produce complex plant-derived compounds without the need for outdoor cropping systems.

PlantSpring Technology Platform

Calyxt’s technology platform, newly named PlantSpring, has been built on Calyxt’s experience of more than a decade engineering plant metabolism, its proprietary systems, its tools and technologies, and an expanding set of artificial intelligence and machine learning capabilities. The platform delivers innovation through an efficient process from laboratory to pilot, which includes identification of breakthrough molecules based on customer needs and design strategies to reprogram host cells; engineering of plant cell metabolism to optimally produce targeted molecules; and production of target molecules at pilot scale. Calyxt has developed early-stage artificial intelligence and machine learning capabilities in PlantSpring, which enables learning and adaptation from knowledge gained from past activity and can be combined with predictive analytics to rapidly prototype and provide feedback, accelerating the time from design to pilot and de-risking the commercial scale-up phase.

The BioFactory

The output from the PlantSpring platform integrates seamlessly with Calyxt’s newly commissioned BioFactory, which will enable Calyxt to expand its production methods from solely outdoor agriculture systems to also include controlled environment, bioreactor-based production systems. The BioFactory, which produces these plant-based molecules within a synthetic biology bioreactor, harnesses the potential of plant cells in a matrixed structure, combined with nutrients and media for its production, and leverages multiple cell types. The matrix structures enable controlled replication and processing of molecules, with the replication accelerating exponentially over time. Calyxt has produced multiple proof of concept biomolecules in its laboratories.

The initial pilot BioFactory will operate from Calyxt’s headquarters in Roseville, Minnesota, and is currently expected to be online by the end of 2021. Calyxt plans to work with infrastructure partners to build capabilities to produce at larger scales to meet anticipated customer demand. The transition from pilot to commercialization is expected to be facilitated through third-party contract manufacturers, who can provide at-scale production in support of Calyxt’s asset-light strategy.

Because Calyxt’s manufacturing approach does not use fermentation, Calyxt’s process at scale is expected to be simpler, create less water waste and disposal, and allow customers to stack multiple molecules from plants, even potentially turning by-products into useful products.

Technology Licensing and Partnered Agricultural Development

As a synergistic component of its expanded strategy, Calyxt expects to continue to license its technology and develop products for agricultural customers based on their needs.

Recent Financial Updates

On September 21, 2021, Calyxt launched a $50 million at-the-market (ATM) share issuance program. As of today, Calyxt has not sold any shares pursuant to the program.

As of September 30, 2021, Calyxt had cash, cash equivalents, and restricted cash of $14.9 million. This represents cash usage of approximately $3.6 million in the third quarter of 2021. This strong cash performance was driven by collections from the sale of grain to Archer Daniels Midland (ADM), continued declines in Calyxt’s working capital investment associated with the wind down of that grain sales activity, and strong operating expense management.

Supplemental Risk Factor

As the majority parent of Calyxt, Cellectis is exposed to the various risks to which Calyxt is subject. In connection with the announcement of Calyxt’s strategic initiative, Calyxt supplemented its existing risk factors, as follows:

Calyxt’s operational and financial success depends on Calyxt’s ability to successfully implement its strategic initiative to provide synthetic biology solutions for an expanded group of end markets, which is subject to a variety of risks and uncertainties.

Since Calyxt’s inception, it has deployed its technology platform toward delivering plant-based innovations and solutions, primarily to the agriculture end market. In October 2021, Calyxt announced a strategic initiative that will focus Calyxt on engineering plant-based synthetic biology solutions to meet the demand-driven needs of a diversified base of potential customers across an expanded group of end markets, including the nutraceutical, cosmeceutical, personal care, pharmaceutical, advanced materials, and chemical industries, in addition to the agriculture end market. This expanded and diversified focus will place significant demands on Calyxt’s management, will require adaptations to Calyxt’s operational infrastructure, and necessitate incremental capital expenditures. If Calyxt fails to effectively and efficiently manage and implement the strategic initiative, its business, financial condition and results of operations would be adversely impacted. Calyxt would face similar adverse impacts if it is unable to differentiate its offerings and capabilities from competitors in the synthetic biology industry, who may have competitive advantages over Calyxt, or if Calyxt is otherwise not successful in marketing its offerings and capabilities to new target customers.

In addition, to the extent Calyxt faces technological and other challenges, including unanticipated costs, in leveraging its PlantSpring platform for the development of compounds intended to be produced in the BioFactory manufacturing facility, adapting its technology platform for specific customer-driven molecule needs, or scaling production, Calyxt’s business, financial condition and results of operations would be adversely impacted. The artificial intelligence and machine learning capabilities that Calyxt is developing for its PlantSpring platform remain in the early stages of development, and their implementation and effectiveness could be adversely affected by flawed algorithms, insufficient datasets, or errors resulting from human intervention.

Moreover, because of the novelty and complexity of Calyxt’s PlantSpring platform and BioFactory, achieving broad commercial success may require that Calyxt overcome potential customer skepticism regarding its capabilities, particularly in light of the historical challenges of scaling production in the field of synthetic biology. If Calyxt does not achieve the technical specifications required by its customers or successfully manages new product development processes, or if development work is not performed according to schedule, then Calyxt’s revenue growth from new pipeline products may be prevented or delayed, and Calyxt’s business and operating results may be harmed.

Cautionary Statement Regarding Forward-Looking Statements

This report contains “forward-looking” statements within the meaning of applicable securities laws, including the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as at this time,” “anticipate,” “believe,” “could,” “expect,” “on track,” “plan,” “designed to,” “foresee,” “look forward,” “will,” “would” or the negative of these and similar expressions. These forward-looking statements, which are based on our management’s current expectations and assumptions and on information currently available to management, include statements about Calyxt’s strategic initiative, its ability to effectively and efficiently execute on its expanded strategy, and the impact of Calyxt’s performance with respect to its strategic initiative on Cellectis. These forward-looking statements are made in light of information currently available to us and are subject to numerous risks and uncertainties, including with respect to the numerous risks associated with the severity and duration of the evolving COVID-19 pandemic and the resulting impact on macro-economic conditions; the impact on Calyxt of increased competition, including competition from a broader array of synthetic biology companies; disruptions at Calyxt’s key facilities, including disruptions impacting its BioFactory; changes in customer preferences and market acceptance of Calyxt’s products; changes in market consensus as to what attributes are required for a product to be considered “sustainable;” competition to Calyxt for collaboration partners and licensees and its successful execution of collaborations and licensing agreements; the impact of adverse events during Calyxt’s development process, including unsuccessful pilot production of molecules or field trials; the impact of improper handling of Calyxt’s product candidates during development; failures by Calyxt’s third-party contractors; inaccurate demand forecasting at Calyxt; the effectiveness of commercialization efforts by Calyxt’s commercial partners or licensees; disruptions to Calyxt’s supply chains, including raw material inputs for its BioFactory; the impact of changes or increases in oversight and regulation of Calyxt; disputes or challenges regarding Calyxt’s intellectual property; proliferation and continuous evolution of new technologies; management changes; dislocations in the capital markets; Furthermore, many other important factors, including those described in our Annual Report on Form 20-F and the financial report (including the management report) for the year ended December 31, 2020 and subsequent filings Cellectis makes with the Securities Exchange Commission from time to time, as well as other known and unknown risks and uncertainties may adversely affect such forward-looking statements and cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons why actual results could differ materially from those anticipated in the forward-looking statements, even if new information becomes available in the future.

Exhibits

Exhibit	Title

99.1	Calyxt, Inc. press release, dated October 5, 2021.

EXHIBIT INDEX

Exhibit	Title

99.1	Calyxt, Inc. press release, dated October 5, 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLECTIS S.A. (Registrant)

October 5, 2021	By:	/s/ André Choulika
André Choulika
Chief Executive Officer